Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 16 DATED MACRH 4, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Controlled Subsidiary Investment – Bridge AWH-SATX Holdings JV, LLC

On December 19, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Bridge AWH-SATX Holdings JV, LLC (the “RSE- Aura Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $1,066,160, which is the initial stated value of our equity interest in the RSE- Aura Controlled Subsidiary (the “RSE- Aura Income II REIT Investment”). Inclusive of the RSE- Aura Income II REIT Investment, the RSE- Aura Controlled Subsidiary was capitalized with $15,637,000 in equity contributions from us and other eREITs managed by our manager. The RSE- Aura Controlled Subsidiary used the proceeds to acquire a single garden-style multifamily property totaling 343 units located at 5002 Wiseman Blvd., San Antonio, TX 78251 (the “RSE- Aura Property”). The borrower has since raised new equity and refinanced the property with a new senior loan. Consequently on February 27, 2019, the RSE- Aura Controlled Subsidiary redeemed the $1,066,160 original investment, and the investment has yielded an internal rate of return of approximately 13.0% through February 27, 2019.

Controlled Subsidiary Investment – NP 85, LLC

On December 19, 2018, we directly acquired ownership of a “majority-owned subsidiary”, NP 85, LLC (“NP 85”) for a purchase price of $1,939,296, which is the initial stated value of our equity interest in the NP 85 Controlled Subsidiary (the “NP 85 Income II REIT Investment”).  Inclusive of the NP 85 Income II REIT Investment, NP 85 was capitalized with $28,443,000 in equity contributions from us and other eREITs managed by our manager. NP 85 used this capital to acquire from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $28,443,000 (the “RSE- Aura Senior Loan”). The borrower, WP AWH-SATX Owner, LLC (“Aura Westover Hills”), a Delaware limited liability company and wholly-owned subsidiary of the RSE- Aura Controlled Subsidiary, used the loan proceeds to acquire the RSE- Aura Property. The borrower has since raised new equity and refinanced the property with a new senior loan. Consequently on February 27, 2019, WP AWH-SATX Owner, LLC paid off the RSE-Aura Senior Loan.   All interest payments have been paid in full during the loan term, and the loan has yielded an internal rate of return of approximately 6.0% through February 27, 2019.